UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2006 (September 20, 2006)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

Ansell Limited
Ansell Limited
Business Overview -
Business Overview -
September 2006
September 2006
Doug Tough  –
Doug Tough  –
Chief Executive Officer
Chief Executive Officer
Rustom Jilla –
Rustom Jilla –
Chief Financial Officer
Chief Financial Officer

Agenda
Agenda
1.
1.
Overview
Overview
-
-
Doug Tough
Doug Tough
2.
2.
Results
Results
-
-
Rustom Jilla
Rustom Jilla
3.
3.
Strategic Focus
Strategic Focus
-
-
Doug Tough
Doug Tough
FORWARD-LOOKING STATEMENTS
This presentation contains forward-looking  statements within the meaning of the Securities Exchange Act of 1934 as amended,  and information that is based on management’s beliefs as well as assumptions  made by and information currently available to management. When used in this presentation, the words “anticipate,” “approach,” “begin,” believe,”
“continue,” “expect,” “forecast,” “going  forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,”
“potential,” “proposal,” “should” and “would” and similar expressions  are intended to identify forward-looking statements. These forward-looking statements  necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these  uncertainties materialize, or should underlying assumptions prove incorrect,  actual results may vary materially from those anticipated, expected, estimated  or projected.

3 Overview Overview Doug Tough Doug Tough 3

Who is Ansell?
Who is Ansell?
A 101+ year old company
A world leader in healthcare barrier protection products and services
An Australian (ASX) listed Company (ANN), with market capitalization ~US$1.1 billion
(~GBP590 million)
Sales of ~US$850 million (~GBP450 million) and over 11,000 employees in 26 countries
Statutory HQ in Australia, Operating HQ in the US, European Regional HQ in Brussels
85% of sales in Europe and N. America and most plants in Asia & Mexico.
UK operations at Redditch, Tamworth and Solihull
Operating currency is the USD (which is used in this presentation unless otherwise noted)
Filings - Australian Statutory Report and US SEC 20F
Corporate website – www.ansell.com
Ratings Long Term Short Term Outlook
Standard & Poor’s BB+ B Stable
Moody’s Baa3 P3 Stable

A Global Leader
A Global Leader
Occupational Gloves (Synthetics)
Occupational Gloves (Synthetics)
Market: ~US$2.1B
Market: ~US$2.1B
2006
2006
#1 Ansell
#1 Ansell
~20%
~20%
Consumer (Condoms)
Consumer (Condoms)
Market: ~US$0.9B
Market: ~US$0.9B
2006
2006
#3 Ansell
#3 Ansell
~11%
~11%
Estimated global market size and positions
Estimated global market size and positions
Surgical Gloves
Market: ~US$0.6B
2006
#2 Ansell ~ 24%
Exam Gloves (Excluding
Exam Gloves (Excluding
Occupational)
Occupational)
Market: ~US$1.0B
Market: ~US$1.0B
2006
2006
#2 Ansell
#2 Ansell
~ 8%
~ 8%
Source: Nielsen, IMS, and internal estimates
~
~
~
~
~
~
~
~

Ansell

mates natural
mates ultra safe
mates variety

No Powder

Gammex®PF
Hydrasoft®

SUSTAIN FOR MEN
LifeStyles

Denta-Gloves™ Powder-Free
7-8 Medium

mates flavours
mates flavours

Ansell
freshtouch+
disposable gloves
ultrafit with moisturiser

6 Our Products Our Products

Diversified Key Customers
Diversified Key Customers
Companies: industrial, auto,
Companies: industrial, auto,
chemicals, food etc.
chemicals, food etc.
Hospitals/Medical Centres;
Hospitals/Medical Centres;
acute and alternate care, first
acute and alternate care, first
responders etc
responders etc
Retail: food stores, drug
Retail: food stores, drug
stores, convenience stores,
stores, convenience stores,
mass merchandisers
mass merchandisers

Ansell Regions –
Ansell Regions –
F’06
F’06
SEGMENT EBIT  ($M) = 107.6
SEGMENT EBIT  ($M) = 107.6
SALES ($M) = 849.1
SALES ($M) = 849.1
16%
16%
37%
37%
47%
47%
43%
43%
25%
25%
32%
32%
Asia Pacific
133.2
Europe
313.7
Americas
402.2
Asia Pacific
27.3
Americas
46.4
Europe
33.9

Manufacturing Facilities
Manufacturing Facilities
84% in Asia 84% in Asia
12% in Mexico 12% in Mexico
3% in North America 3% in North America
1% in Europe 1% in Europe
Employees (11,000 approx.)
Americas & UK  Americas & UK
Chemical Resistant Chemical Resistant
General Purpose General Purpose
Specialty Specialty
High spec knitted High spec knitted
Outsource ~US$150 M Outsource ~US$150 M
Exam gloves Exam gloves
Occupational gloves Occupational gloves
Malaysia  Malaysia
Premium Surgical Premium Surgical
Powder Free Exam Powder Free Exam
Powdered Exam Powdered Exam
Household gloves Household gloves
Primary R&D facility near KL Primary R&D facility near KL
Thailand  Thailand
Condoms Condoms
Powder Free Exam Powder Free Exam
Household gloves Household gloves
Synthetic Exam Synthetic Exam
India & Sri Lanka  India & Sri Lanka
Standard & Premium Surgical Standard & Premium Surgical
Condoms Condoms
Powder Free Exam Powder Free Exam
General Purpose General Purpose
Chemical Resistant Chemical Resistant
Critical Environment Critical Environment

10 Results Results Rustom Jilla Rustom Jilla

AUD  +64%
USD
AUD
$10.04
$7.65
USD  +80%
ASX200  +67%
30 June 05 30 June 04 31 Dec 04
F’04
TSR 34%
F’05
TSR 32%
1  July 03
2.5
3
3.5
4
4.5
5
5.5
6
6.5
7
7.5
8
8.5
9
9.5
10
10.5
11
11.5
12
2.5
3
3.5
4
4.5
5
5.5
6
6.5
7
7.5
8
8.5
9
9.5
10
10.5
11
11.5
12
31 Dec 03
ASX 200
Total Shareholder Return
Total Shareholder Return
$7.74
$5.90
$3.99
$5.35
3,039
3,533
31 Dec 05
4,278
Dividends                              A13¢ A17¢ A21¢
Total Shareholder Return (TSR) = Share Price appreciation plus dividends Share Price 13 Sept 06
30 June 06
F’06
TSR -1%
$9.67
$7.18
5,074

Key Financial Metrics
Key Financial Metrics
EPS - US$
ROE %
ROA (HC only)%
Gearing %
EBIT %
Gross Margin %
Free Cash Flow
Profit Attributable $M
Sales $M
F’05 was 41.1 ¢ pre AIFRS
57 ¢ 60 ¢
18.2 18.7
18.0 23.2
After SPT sale, buybacks, dividends
10.8 19.1
12.1 13.5
Latex, sales mix
37.4 40.1
Average WC days from 85 to 80
76.7 94.5
DTA
90.8 101.0
+4.6% despite USD headwinds
849.1 812.1
F’06 F’05
•
The impact of write-downs (-$60.9M in F’05, -$4.1M in F’06) in the since divested
South Pacific Tyres investment are excluded from the metrics above
•
Taxes were reduced by $16.2M and $7.5M in F’05 and F’06 due to Deferred Tax
Adjustments.
•
Excluding SPT and DTA, PA went from $84.8M to $83.3M in F’06

Latex Cost Graph …
Latex Cost Graph …
Updated
Updated
1.00
2.00
3.00
4.00
5.00
6.00
7.00
'86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06
Latex Prices
+7% in F’05
+73% in F’06
Malaysian ‘00
MYR (per wet kg)
F’07 start price
was MYR 6.81
Price on Sept 12
was MYR 3.85 –
down 57% from
July 1 price
Seasonal supply driven price decline in early F’07 playing out as expected
Plus/minus .5 off a F’07 full year average cost of ~ 5.5 MYR/wet kg would, assuming no other changes, have an  EPS impact of ~US2¢
• Notes: Wet Kg price divided by .6 equals ~ dry kg price. Source:  Malaysian Rubber Board  Statistics
Source:  Malaysian Rubber Board Statistics

Occupational Business
Occupational Business
50% of Revenue and 56% of Segment EBIT
50% of Revenue and 56% of Segment EBIT
208.9
208.9
205.8
205.8
All Other
All Other
14.3%
14.3%
14.9%
14.9%
EBIT/Sales
EBIT/Sales
Margin Erosion / Mix
Margin Erosion / Mix
60.7
60.7
61.0
61.0
Segment EBIT
Segment EBIT
+3.6%
+3.6%
424.6
424.6
409.8
409.8
Sales
Sales
81.9
81.9
81.3
81.3
Disposables
Disposables
VOL -9%, ASP +9%
VOL -9%, ASP +9%
46.8
46.8
47.5
47.5
Knitted
Knitted
VOL +17%
VOL +17%
87.0
87.0
75.2
75.2
HyFlex®
HyFlex®
F’06
F’06
F’05
F’05
$M
$M
Natural
Latex
13%
Synthetic
87%
Strategy:
Continued concept of hand injury solutions - Guardian
SM
Continued emphasis on lower cost plants and outsourcing
New products - expanding ergonomic technology advantage
New channels and markets

Professional Business
Professional Business
34% of Revenue and 27% of Segment EBIT
34% of Revenue and 27% of Segment EBIT
VOL +25%, ASP lower due to mix
VOL +25%, ASP lower due to mix
36.8
36.8
30.8
30.8
Synthetic
Synthetic
VOL +10% (EMEA up), ASP flat
VOL +10% (EMEA up), ASP flat
13.5
13.5
12.3
12.3
Powdered
Powdered
VOL +19%, ASP -6%
VOL +19%, ASP -6%
77.2
77.2
68.7
68.7
Exam:         PF
Exam:         PF
9.3
9.3
10.8
10.8
Other
Other
10.0%
10.0%
11.8%
11.8%
EBIT/Sales
EBIT/Sales
Latex costs / Exam Mix
Latex costs / Exam Mix
29.0
29.0
32.7
32.7
Segment EBIT
Segment EBIT
+4.6%
+4.6%
289.0
289.0
276.3
276.3
Sales
Sales
Strong volume growth; all regions
Strong volume growth; all regions
16.2
16.2
4.1
4.1
14.7
14.7
3.6
3.6
Synthetic
Synthetic
Other
Other
EMEA up, AM and AP down
EMEA up, AM and AP down
60.2
60.2
65.3
65.3
Powdered
Powdered
EMEA and AP growth
EMEA and AP growth
71.7
71.7
70.1
70.1
Surgeons:  Branded PF
Surgeons:  Branded PF
F’06
F’06
F’05
F’05
$M
$M
Strategy:
Pricing to recover latex cost increases
New products to upgrade range (including synthetics)
US surgical market share recovery
Outsourcing commodity products instead of investment in new capacity
Synthetic
21%
Natural
Latex
79%

Consumer Business
Consumer Business
16% of Revenue and 17% of Segment EBIT
16% of Revenue and 17% of Segment EBIT
13.2% 17.4% EBIT/Sales
US Retail Market Promotions
17.9 22.0 Segment EBIT
+7.5%
135.5 126.0 Sales
4Play & Supplements
12.9 9.8 Other
19.0 19.2 HHG
Tenders up, AM Public Sector Down
31.5 26.7 Bid / Public
Jissbon $3.1M,  EU +8%, AM -14%
72.1 70.3 Condoms: Branded
Retail
F’06 F’05 $M
Strategy:
Recover USA Retail condoms
New products, new packaging, brand & line extensions
Use capacity through public sector and OEM supply
Expand geographic footprint and leverage global strength
Synthetic
10%
Natural
Latex
90%

Ansell’s Financial Overview
Ansell’s Financial Overview
Ansell had mixed results in F’06 after several strong years, but continues to have solid fundamentals:
Operationally:
Sales growth was the highest in 8 years while EBIT was pulled down by latex
Margins of “Non-latex” products, which account for 52% of sales, remained strong
The Balance Sheet is healthy with low gearing and high interest coverage
Free Cash Flow generation capability remains good
EPS commitments were met, albeit with tax reduction benefits
Structurally:
The balanced capital management strategy continued to be executed. Surplus cash was distributed via higher dividends ($22.5M) and another share buy-back ($76.1M)
A total of $307.8 M has now been distributed to our owners between F’04 – F’06 (80%
via share buybacks)
Ansell also made its first acquisition in 6 years spending $18.5M for 75% of Jissbon
SPT, the last of the non-healthcare legacy businesses, was sold and $92M received

18 Strategic Focus Strategic Focus Doug Tough Doug Tough

Organic Growth
Geographic Focus
Technology
Bolt on Acquisitions
Strategic Initiatives

Strategic Evolution
Strategic Evolution
From meeting multi-year Segment EBIT commitments to advancing
From meeting multi-year Segment EBIT commitments to advancing
Ansell Growth Strategy for F’07 and Beyond
Ansell Growth Strategy for F’07 and Beyond
Methodology:
Methodology:
F’06 Base
Synthetic Surg
Excite™
AlphaTEC™
Channels
China
Mexico
India
Russia
Technical
Partnerships
Other
Jissbon

Geographic Expansion
Geographic Expansion
•
• Ansell’s growth in “Emerging”
Ansell’s growth in “Emerging”
markets
markets
Jissbon Acquisition – 10% Share of China Retail Condom market
China Occupational – New Ansell trading company initiated
Europe Emerging Markets – Strong Consumer & Occupational growth
India – Occupational distribution set up
Occupational +50% Occupational +50%
Professional  +37% Professional  +37%
Consumer      +10% Consumer      +10%
Consumer      +66% Consumer      +66%
Occupational +80% Occupational +80%
Occupational +29% Occupational +29%
Professional +60% Professional +60%
China
Russia
& CIS
Central &
Eastern
Europe
Latin
America
South Africa
Occupational +70% Occupational +70%
Consumer      +15% Consumer      +15%

Ansell Takeaway
Ansell Takeaway
Solid and steadily growing company:
Solid and steadily growing company:
-
- Organically
Organically
-
- Geographically
Geographically
-
- Acquisitively
Acquisitively
Cost components tightly managed
Cost components tightly managed
Diverse portfolio of brands, businesses, geographies
Diverse portfolio of brands, businesses, geographies
Strong financial position with investment and share buy-
Strong financial position with investment and share buy-
back capability
back capability

Ansell
excite!
pleasure balm
for women
new
helps make
good sex great

Ansell

22 ANSELL LIMITED ANSELL LIMITED

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED (Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: September 20, 2006